1810 E. Sahara Avenue, Suite 1495

Las Vegas, NV 89104

U.S. Securities & Exchange Commission                                                January 3, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Mr. Tom Kluck, Legal Branch Chief

Re:        Green Living Concepts Inc.

              Registration Statement on Form S-1

              Filed November 19, 2012

              File No. 333-183659

Dear Mr. Kluck,

Further to your letter dated December 13, 2012 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Cover Page

1. Please disclose whether the offering period could be extended passed the 270 days if the minimum has been reached and the company has not sold the maximum amount of securities.

We have disclosed  throughout the Prospectus that the offering can be extended for additional 180 days at our discretion.

2. In a footnote to the table at the bottom of the cover page, please disclose the nature of the expenses.

 We have disclosed the nature of expenses as required.

Plan of Distribution; Terms of the Offering, page 15

Offering Period and Expiration Date, page 17

3. Please disclose whether the offering period can be extended passed 270 days.

We have disclosed  throughout the Prospectus that the offering can be extended for additional 180 days at our discretion.

Management’s Discussion and Analysis or Plan of Operations, page 17

Results of operations for the six months ended September 30, 2012 compared to the six months ended September 30, 2011, page 18

Revenue, page 18

4. We note your response to comment 8 of our comment letter dated September 27, 2012. Please revise “fiscal 2013” and “2012” to read as “fiscal 2012” and “2011,” respectively.

We have revised the noted disclosure as required.

 Liquidity and Capital Resources, page 20

5. Please disclose whether the company will be able to generate sufficient cash to meet its cash needs on a short term and long term basis.  If not, please disclose how the company expects to meets such cash needs.  See Instruction 5 to Item 303(a)(1) of Regulation S-K.

We have provided additional disclosure as required.

 Plan of Operation, page 26

6. We note your revised disclosure at the bottom of page 26 regarding the opening of an office in Russia.  Please clearly disclose in this section whether the maximum amount of proceeds expected to be raised in the offering will be used to fund the operations of the Moscow office, and if so, please discuss how the registrant will fund such operations if only the minimum is raised.

We have provided the required disclosure.

7. Please discuss how the registrant intends to finance the operations of an office in the Siberian region including whether such funding would be from proceeds in the offering if the maximum amount is raised.  Please also provide the expected opening date of this office.  In addition, please reconcile this disclosure with the disclosure in the use of proceeds section.

We have revised our business plan and, as a result, removed proposed expansion of our operations in the Siberian region from the Prospectus.

Sincerely,

/s/ Semyon Erenburg

Semyon Erenburg

President